Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No. for Registration Statement

on Form S-4 filed by AbbVie Private Limited: 333-198286

PRESS RELEASE

AbbVie to Present at Morgan Stanley Global Healthcare Conference

NORTH CHICAGO, Ill., Sept. 5, 2014 — AbbVie (NYSE: ABBV) will participate in the Morgan Stanley Global Healthcare Conference on Wednesday, Sept. 10, 2014. Bill Chase, executive vice president and chief financial officer, will make a formal presentation on the company at 9:20 a.m. Central time.

A live audio webcast of the question and answer session will be accessible through AbbVie’s Investor Relations Web site at www.abbvieinvestor.com.  An archived edition of the session will be available later that day.

About AbbVie

AbbVie is a global, research-based biopharmaceutical company formed in 2013 following separation from Abbott Laboratories. The company’s mission is to use its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world’s most complex and serious diseases. AbbVie employs approximately 25,000 people worldwide and markets medicines in more than 170 countries. For further information on the company and its people, portfolio and commitments, please visit www.abbvie.com. Follow @abbvie on Twitter or view careers on our Facebook or LinkedIn page.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this release in any jurisdiction in contravention of applicable law.

AbbVie Inc.	+1 (847) 938-9190
1 North Waukegan Road	abbvie.com
North Chicago, IL 60064

Additional Information and Where to Find It

In furtherance of the combination, AbbVie Private Limited (“New AbbVie”) has filed with the SEC a registration statement on Form S-4 containing a preliminary Proxy Statement of AbbVie that also constitutes a preliminary Prospectus of New AbbVie relating to the New AbbVie Shares to be issued to New AbbVie Stockholders in the combination. In addition, AbbVie, New AbbVie and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, when filed, as well as AbbVie’s and New AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. AbbVie plans to mail its stockholders the definitive proxy statement/prospectus after the registration statement on Form S-4 is declared effective by the SEC. It is expected that the New AbbVie shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

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Media: Adelle Infante (847) 938-8745	Investors: Liz Shea (847) 935-2211